Exhibit 99.1

Brüush Announces Update on Previously Issued Financial Statements of 2022

VANCOUVER, BC / April  19, 2025 / Bruush Oral Care Inc. (OTC Markets: BRSHF) (the "Company") today announced that management of the Company, after discussion with the audit committee of the board of directors of the Company (the "Audit Committee"), concluded that the Company's audited financial statements for the year ended October 31, 2022 (the "2022 Financial Statements") included in its Form 20-F for the corresponding period should no longer be relied upon due to the errors described below. Similarly, related reports, press releases, earnings releases and investor communications describing the 2022 Financial Statements should no longer be relied upon.

During the preparation and audit of the Company's financial statements for the year ended October 31, 2023, management of the Company identified errors of amounts purported to have been paid in 2022 for advertising, marketing, office and administrative expenses. These amounts are instead related to the wrongful misappropriation of the Company's funds by a former director and officer of the Company (see news releases dated February 14, 2025 and March 9, 2025) and should have been accounted as such. The Company is currently unable to accurately quantify the errors but intends to provide an update at a later date as such information becomes known.

As a result of the foregoing, the Company intends to file its restated financial statements for the year ended October 31, 2022, together with its audited financial statements as of October 31, 2023, in its 2023 Form 20-F. The Company intends to file its 2023 Form 20-F as soon as possible and, therefore, does not plan to amend its 2022 Form 20-F.

The Company's internal control over financial reporting was not effective due to a material weakness that resulted in the errors noted above, and the Company is in the process of implementing remediation plans to address the material weakness in the Company's internal control over financial reporting.

The Audit Committee and management of the Company have discussed the matters disclosed in this news release with the Company's independent registered public accounting firm, Ramirez Jiminez International CPAs.

SAFE HARBOR FORWARD-LOOKING STATEMENTS

This press release of Bruush Oral Care Inc. contains "forward-looking statements". Words such as "may", "will", "could", "should", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the restatement of its financial statements and the filing of its 2023 Form 20-F. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements, including those relating to the completion of the Company's audit process, implementation of corrective adjustments, delays or the inability of the Company to obtain any necessary consents, approvals or authorizations required or the timing and possible outcome of any pending or filed litigation. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.